UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Cellular Biomedicine Group, Inc.
(Name of Company)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

15117P102
(CUSIP Number)

LU QING Room 2105-07, 21/F, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong Telephone: +852-3892-2708
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:
Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
Attention: Lou Taubman
Telephone: +1 (212) 530-2210

September 25, 2018
(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 15117P102

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dangdai International Group Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
	7	SOLE VOTING POWER

2,270,000 common stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
2,270,000 common stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,270,000 common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%(1)
14	TYPE OF REPORTING PERSON

CO

(1) Percentage is calculated on the basis of 18,396,503 shares of common stock outstanding as of October 31, 2018.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”), amends the Schedule 13D (the “Schedule 13D”) filed on June 23, 2016 on behalf of Dangdai International Group Co. Limited (the “Reporting Person”) as set forth therein with respect to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc. (the “Issuer”). The purpose of this Amendment is to reflect the dilution in the Reporting Person’s percentage of ownership of the Issuer’s common stock that occurred as a result of a Securities Purchase Agreement, dated September 25, 2018, by and among the Issuer, Norvatis Pharma AG and Shanghai Cellular Biopharmaceutical Group Ltd.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment is filed on behalf of the Reporting Person, a Hong Kong limited company. The Reporting Person operates as a subsidiary of Wuhan Dangdai Technology Industry Group Co., Ltd. (“Wuhan Dangdai”). The principal business address of the Reporting Person is Room 2105-07, 21/F, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On February 4, 2016, a stock purchase agreement was entered into by and among the Reporting Person and the Issuer, pursuant to which the Reporting Person acquired from the Issuer a total of 2,270,000 shares of the Issuer’s common stock, at a price of $19 per share, for a total purchase price of $43,130,000.

The aggregate number of shares held by the Reporting Person is 2,270,000 for which an aggregate consideration of $43,130,000 has been paid. The source of consideration is from Wuhan Dangdai. The Reporting Person is a wholly owned subsidiary of Wuhan Dangdai.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the securities of the Issuer for investment purposes.

The Reporting Person intend to assess their investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Common Stock, as well as other developments and other investment opportunities.

Depending upon the foregoing factors or any other factors deemed relevant by the Reporting Person, it may acquire additional securities in open market transactions, privately negotiated transactions or otherwise. It may also determine to dispose of all or part of the securities they beneficially own in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice.

Depending upon a variety of factors, including the foregoing, the Reporting Person may from time to time and at any time, in its sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions. Except as described herein, the Reporting Persons do not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Amendment are incorporated herein by reference.

(c)          No actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)          Hansheng Zhou and Songlin Li the Directors of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by the Reporting Person.

(e)          N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 3 is incorporated herein by reference.

Other than the transaction described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Share Purchase Agreement, dated Feburary 4, 2016 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on February 10, 2016)
Exhibit 10.2
Securities Purchase Agreement, dated September 25, 2018, by and among Cellular Biomedicine Group, Inc. Novartis Pharma AG and Shanghai Cellular Biopharmaceutical Group Ltd. (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on September 27, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Company Name

Date: December 10, 2018	By:	/s/ Hansheng Zhou
Hansheng Zhou
Director Dangdai International Group Co. Limited